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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                 Commission File Number            1-79

                  THE MAY DEPARTMENT STORES COMPANY

        (Exact name of registrant as specified in its charter)

      611 Olive Street, St. Louis, Missouri 63101; 314-342-6300

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

       $1.80 Preference Stock (assigned value $50.00 per share),
                          without par value

         (Title of each class of securities covered by this Form)

                  Common Stock, par value $.50 per share
                      Preferred stock purchase rights

   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    [X]        Rule 12h-3(b)(1)(ii)      [  ]
Rule 12g-4(a)(1)(ii)   [  ]       Rule 12h-3(b)(2)(i)       [  ]
Rule 12g-4(a)(2)(i)    [  ]       Rule 12h-3(b)(2)(ii)      [  ]
Rule 12g-4(a)(2)(ii)   [  ]
Rule 12h-3(b)(1)(i)    [  ]

Approximate number of holders of record as of the certification
or notice date:        117

Pursuant to the requirements of the Securities Exchange Act of 1934, THE MAY DEPARTMENT STORES COMPANY has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: February 6, 1996           BY: /s/ Richard A. Brickson
                                     Richard A. Brickson
                                     Secretary and Senior Counsel
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.